

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

02052863

of the Securities Exchange Act of 1934

For the Month of August, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

PROCESSED
AUG 2 8 2002
THOMSON
FINANCIAL

Attached hereto and incorporated by reference herein is the following:

A. The Interim Consolidated Financial Statements of Koor Industries Limited as at June 30, 2002 (in particular, Note 4A thereof relating to ECI Telecom Ltd.); and

B. A financial valuation of ECI Telecom Ltd. as of March 10, 2002, prepared by Itzhak Swary Ltd., which is referred to in the aforementioned Note 4A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: Tuesday, August 20, 2002

NYOLIB1\RHG\176186.09

Koor Industries Limited
(An Israeli Corporation)

Interim Consolidated Financial Statements as at June 30, 2002

Contents

The Board of Directors
Koor Industries Limited

Review report of unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2002, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the six month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at June 30, 2002 constitute 50% of the total consolidated assets and whose revenues for the six months then ended constitute 53% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2002 totaled approximately NIS 238 million and the equity of Koor in their losses for the six months then ended totaled approximately NIS 4 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)

August 19, 2002

	June 30		December 31	Convenience translation (Note 1B) June 30
	2002	2001	2001	2002
	Unaudited		Audited	Unaudited
	NIS thousands			US$ thousands
Liabilities and Shareholders' Equity				
Current Liabilities				
Credit from banks and others	**2,332,963**	3,389,923	1,843,112	**489,193**
Trade payables	**1,406,169**	1,456,504	1,361,843	**294,856**
Other payables	**1,280,885**	1,291,628	1,072,796	**268,586**
Customer advances, net of work in progress	**316,102**	222,816	297,518	**66,283**
Total current liabilities	**5,336,119**	6,360,871	4,575,269	**1,118,918**
Long-term liabilities				
Net of current maturities:				
Bank loans	**3,721,193**	3,588,336	4,597,014	**780,288**
Other loans	**108,635**	133,010	109,820	**22,779**
Debentures	**-**	17,467	-	**-**
Convertible debentures	**404,769**	38,895	313,666	**84,875**
Customer advances	**174,798**	85,532	73,509	**36,653**
Deferred taxes	**159,083**	*198,701	196,430	**33,358**
Liability for employee severance benefits, net	**214,122**	289,838	203,731	**44,899**
Unguaranteed deficiency in shareholders' equity of subsidiary	**-**	(221,760)	-	**-**
Total long-term liabilities	**4,782,600**	4,130,019	5,494,170	**1,002,852**
Liability for acquisition of subsidiaries' shares	**-**	95,971	-	**-**
Minority Interest	**1,465,228**	1,214,611	1,391,379	**307,240**
Shareholders' Equity	**2,096,677**	2,921,745	2,233,954	**439,647**
	13,680,624	14,723,217	13,694,772	**2,868,657**

August 19, 2002

Jonathan Kolber CEO and Vice Chairman of the Board of Directors	Yuval Yanai Executive Vice President and CFO

Consolidated Balance Sheets

In terms of NIS of June 2002

	June 30		December 31	Convenience translation (Note 1B) June 30
	2002	2001	2001	2002
	Unaudited		Audited	Unaudited
	NIS thousands			US$ thousands
Assets				
Current assets				
Cash and cash equivalents	**999,630**	921,914	855,732	**209,610**
Short-term deposits and investments	**810,717**	718,737	641,153	**169,997**
Trade receivables	**2,209,993**	2,531,298	2,241,661	**463,408**
Other accounts receivable	**574,829**	*601,138	579,114	**120,535**
Assets designated for sale	**45,745**	*38,457	282,740	**9,592**
Inventories and work in progress, net of customer advances	**1,973,562**	1,949,968	1,867,145	**413,831**
Total current assets	**6,614,476**	6,761,512	6,467,545	**1,386,973**
Investments and long-term receivables				
Investments in affiliates	**1,324,066**	1,920,437	1,435,523	**277,640**
Other investments and receivables	**785,562**	1,256,987	1,154,694	**164,723**
	2,109,628	3,177,424	2,590,217	**442,363**
Fixed assets				
Cost	**6,277,483**	6,287,635	6,059,277	**1,316,311**
Less - accumulated depreciation	**3,021,413**	2,921,810	2,882,843	**633,553**
	3,256,070	3,365,825	3,176,434	**682,758**
Intangible assets and deferred expenses after amortization	**1,700,450**	*1,418,456	1,460,576	**356,563**
	13,680,624	14,723,217	13,694,772	**2,868,657**

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	*2001	2002	*2001	2001	2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
Income from sales and services	**3,804,459**	3,632,346	**1,817,314**	1,711,943	7,593,019	**797,748**
Cost of sales and revenues	**2,818,098**	2,836,616	**1,348,068**	1,300,600	**5,864,392	**590,920**
Gross profit	**986,361**	795,730	**469,246**	411,343	1,728,627	**206,828**
Selling and marketing expenses	**402,465**	404,078	**209,709**	198,938	**830,668	**84,393**
General and administrative expenses	**240,782**	266,326	**126,727**	129,589	533,298	**50,489**
Operating income	**343,114**	125,326	**132,810**	82,816	364,661	**71,946**
Financing expenses, net	**283,948**	181,804	**135,714**	14,709	439,946	**59,540**
	59,166	(56,478)	**(2,904)**	68,107	(75,285)	**12,406**
Other expenses, net	**(23,846)**	(275,382)	**(9,407)**	(66,422)	(633,472)	**(5,000)**
Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation	**(397,689)**	-	**-**	-	-	**(83,390)**
(Loss) income before taxes on income	**(362,369)**	(331,860)	**(12,311)**	1,685	(708,757)	**(75,984)**
Taxes on income	**66,624**	4,553	**18,144**	(11,069)	39,504	**13,970**
	(428,993)	(336,413)	**(30,455)**	12,754	(748,261)	**(89,954)**
Group equity in the operating results of affiliates, net	**(99,486)**	(1,400,275)	**(18,846)**	(720,746)	(1,927,423)	**(20,861)**
	(528,479)	(1,736,688)	**(49,301)**	(707,992)	(2,675,684)	**(110,815)**
Minority interest in subsidiaries, net	**(53,250)**	(14,770)	**(22,723)**	(24,364)	8,513	**(11,166)**
Net loss from continuing operations	**(581,729)**	(1,751,458)	**(72,024)**	(732,356)	(2,667,171)	**(121,981)**
Results of discontinuing operations, net	**-**	(29,788)	**-**	(13,105)	(29,788)	**-**
Net loss for the period	**(581,729)**	(1,781,246)	**(72,024)**	(745,461)	(2,696,959)	**(121,981)**
	NIS	**NIS**	**NIS**	**NIS**	**NIS**	**US$**
Loss per NIS 1 par value of the ordinary capital:						
Continuing operations	**(38,339)**	(115,285)	**(4,748)**	(48,202)	(175,605)	**(8,039)**
Discontinuing operations	**-**	(1,961)	**-**	(863)	(1,961)	**-**
	(38,339)	(117,246)	**(4,748)**	(49,065)	(177,566)	**(8,039)**

* Restated.
** Reclassified.

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity

In terms of NIS of June 2002

	Number of ordinary shares	Share capital	Capital reserves	Company shares held by the company and subsidiaries	Cumulative foreign currency translation adjustments	Retained loss	Total Shareholders' Equity
		NIS thousands					
Balance as at January 1, 2002 (Audited)	15,168,884	574,318	2,608,625	(277,189)	(426,199)	(245,601)	2,233,954
Changes during the six months ended June 30, 2002 (Unaudited):							
Net loss for the period	-	-	-	-	-	(581,729)	(581,729)
Exercise of stock options to employees	4,493	-	-	-	-	-	-
Cumulative foreign currency translation adjustments	-	-	-	-	46,763	-	46,763
Transfer to statement of income of translations differences of autonomous investee in voluntary liquidation	-	-	-	-	397,689	-	397,689
Balance as at June 30, 2002 (Unaudited)	15,173,377	574,318	2,608,625	(277,189)	18,253	(827,330)	2,096,677

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity (cont'd)

In terms of NIS of June 2002

	Number of ordinary shares	Share capital	Capital reserves	Company shares held by the company and subsidiaries	Cumulative foreign currency translation adjustments	Retained loss	Total Shareholders' Equity
		NIS thousands					
Balance as at April 1, 2002 (Unaudited)	15,173,377	574,318	2,608,625	(277,189)	73,084	(755,306)	2,223,532
Changes during the three months ended June 30, 2002 (Unaudited):							
Net loss for the period	-	-	-	-	-	(72,024)	(72,024)
Cumulative foreign currency translation adjustments	-	-	-	-	(54,831)	-	(54,831)
Balance as at June 30, 2002 (Unaudited)	15,173,377	574,318	2,608,625	(277,189)	18,253	(827,330)	2,096,677

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity (cont'd)

In terms of NIS of June 2002

	Number of Ordinary Shares	Share capital	Capital reserves	Company shares held by the company and subsidiaries	Cumulative foreign currency translation adjustments	Retained earnings	Total Shareholders' Equity
		NIS thousands					
Balance as at January 1, 2001 (Audited)	15,192,379	574,318	2,608,475	(277,189)	(714,706)	2,451,358	4,642,256
Changes during the six months ended June 30, 2001 (Unaudited):							
Net loss for the period	-	-	-	-	-	(1,781,246)	(1,781,246)
Exercise of stock options granted to Israeli banks	-	* -	122	-	-	-	122
Cumulative foreign currency translation adjustments	-	-	-	-	60,613	-	60,613
Balance as at June 30, 2001 (Unaudited)	15,192,379	574,318	2,608,597	(277,189)	(654,093)	670,112	2,921,745
Balance as at April 1, 2001 (Unaudited)	15,192,379	574,318	2,608,597	(277,189)	(571,033)	1,415,573	3,750,266
Changes during the three months ended June 30, 2001 (Unaudited):							
Net loss for the period	-	-	-	-	-	(745,461)	(745,461)
Cumulative foreign currency translation adjustments	-	-	-	-	(83,060)	-	(83,060)
Balance as at June 30, 2001 (Unaudited)	15,192,379	574,318	2,608,597	(277,189)	(654,093)	670,112	2,921,745

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity (cont'd)

In terms of NIS of June 2002

	Number of ordinary shares	Share capital	Capital reserves	Company shares held by subsidiaries	Cumulative foreign currency translation adjustments	Retained earnings (loss)	Total Shareholders' Equity
		NIS thousands					
Balance as at January 1, 2001 (Audited)	15,192,379	574,318	2,608,475	(277,189)	(714,706)	2,451,358	4,642,256
Changes during 2001 (Audited):							
Net loss for the year	-	-	-	-	-	(2,696,959)	(2,696,959)
Exercise of stock options granted to Israeli banks	-	*-	150	-	-	-	150
Expiring options granted to Israeli banks	(23,495)	-	-	-	-	-	-
Cumulative foreign currency translation adjustments	-	-	-	-	288,507	-	288,507
Balance as at December 31, 2001 (Audited)	15,168,884	574,318	2,608,625	(277,189)	(426,199)	(245,601)	2,233,954

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity (cont'd)

Convenience translation into US dollars (Note 1B)

	Share capital	Capital reserves	Company shares held by the company and subsidiaries	Cumulative foreign currency translation adjustments	Retained loss	Total Shareholders' Equity
	Convenience translation (Note 1B) - US$ thousands					
Balance as at January 1, 2002 (Audited)	120,427	546,996	(58,123)	(89,368)	(51,499)	468,433
Changes during the six months ended June 30, 2002 (Unaudited):						
Net loss for the period	-	-	-	-	(121,981)	(121,981)
Cumulative foreign currency translation adjustments	-	-	-	9,805	-	9,805
Transfer to statement of income of translations differences of autonomous investee in voluntary liquidation	-	-	-	83,390	-	83,390
Balance as at June 30, 2002 (Unaudited)	120,427	546,996	(58,123)	3,827	(173,480)	439,647

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
Cash flows generated by operating activities:						
Net loss for the period	**(581,729)**	(1,781,246)	**(72,024)**	(745,461)	(2,696,959)	**(121,981)**
Adjustments to reconcile net income to net cash flows generated by operating activities (a)	**982,380**	1,728,382	**543,276**	845,986	3,149,721	**205,993**
Net cash inflow (outflow) generated by operating activities	**400,651**	(52,864)	**471,252**	100,525	452,762	**84,012**
Cash flows generated by investing activities:						
Purchase of fixed assets	**(150,364)**	(295,200)	**(74,694)**	(104,890)	(468,920)	**(31,529)**
Investment grants in respect of fixed assets	**2,055**	11,758	**1,503**	9,365	42,295	**431**
Investments in intangible assets and deferred expenses	**(124,357)**	(487,486)	**(92,784)**	(37,104)	(585,555)	**(26,076)**
Additional investment in subsidiaries	**(2,876)**	(21,719)	**-**	(6,867)	(68,249)	**(603)**
Acquisition of initially consolidated subsidiaries (b)	**(95,164)**	-	**(95,164)**	-	-	**(19,955)**
Investments in affiliates	**(12,596)**	(42,874)	**(12,345)**	(40,211)	(47,072)	**(2,641)**
Investment in loans to affiliates	**(438)**	(497)	**(438)**	(58)	(1,533)	**(92)**
Repayment of loans from affiliates	**236**	342	**-**	331	325	**49**
Proceeds from realization of investments in formerly consolidated subsidiaries, net of cash in those subsidiaries at the time they ceased being consolidated (c)	**-**	(530)	**-**	1,041	(144,580)	**-**
Proceeds from realization of activities (d)	**-**	35,993	**-**	35,993	35,993	**-**
Purchase of consolidated companies' shares by their consolidated companies	**-**	-	**-**	-	(70,132)	**-**
Proceeds from sale of activities in the past	**12,055**	27,489	**6,763**	2,097	27,489	**2,528**
Proceeds from disposal of investments in investees	**31,188**	3,997	**1,618**	3,997	181,946	**6,540**
Proceeds from sale of fixed assets	**313,668**	66,811	**278,706**	60,746	82,642	**65,772**
Investment in venture capital companies	**(37,779)**	(109,285)	**(11,793)**	(22,653)	(156,302)	**(7,922)**
Change in investments and other receivables, net	**(4,949)**	18,232	**(17,453)**	16,519	16,613	**(1,038)**
Change in short term deposits and investments, net	**221,157**	(42,182)	**153,889**	(21,780)	53,125	**46,374**
Net cash inflow (outflow) generated by investing activities	**151,836**	(835,151)	**137,808**	(103,474)	(1,101,915)	**31,838**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
Cash flows generated by financing activities:						
Proceeds from exercise of stock options granted to Israeli banks	-	122	-	-	150	-
Proceeds from issuance of shares to minority interests in subsidiaries	2,990	19,844	1,628	8,073	58,744	627
Dividend paid to minority in subsidiaries	(8,941)	(1,731)	(2,076)	(1,354)	(22,303)	(1,875)
Issued of preferred shares to minority interest of subsidiary	-	37,686	-	-	61,886	-
Payment of suppliers' credit for the purchase of fixed assets	(10,969)	-	-	-	-	(2,300)
Purchase of convertible debentures of subsidiary by its subsidiary	(15,533)	-	(15,533)	-	-	(3,257)
Issuance of convertible debentures in subsidiary	139,775	-	-	-	261,927	29,309
Proceeds from long-term loans and other long-term liabilities	698,084	645,812	577,830	137,567	2,725,712	146,379
Repayment of long-term loans, debentures and other long-term liabilities	(1,098,832)	(222,897)	(714,662)	(186,555)	(1,954,479)	(230,411)
Credit from banks and others, net	(125,377)	271,680	(66,645)	192,798	(728,886)	(26,290)
Net cash (outflow) inflow generated by financing activities	(418,803)	750,516	(219,458)	150,529	402,751	(87,818)
Translation differences in respect of cash balances of autonomous foreign investees	10,214	14,773	(12,326)	(18,459)	57,494	2,142
Increase (decrease) in cash and cash equivalents	143,898	(122,726)	377,276	129,121	(188,908)	30,174
Balance of cash and cash equivalents at beginning of period	855,732	1,044,640	622,354	792,793	1,044,640	179,436
Balance of cash and cash equivalents at end of period	999,630	921,914	999,630	921,914	855,732	209,610

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
A. Adjustments to reconcile net income to net cash generated by operating activities:						
Income and expenses not involving cash flows:						
Minority interest in Subsidiaries, net	**53,250**	14,044	**22,723**	24,364	(9,239)	**11,166**
Dividend received from affiliates net of equity in the operating results	**99,486**	1,400,275	**18,846**	720,746	1,927,423	**20,861**
Depreciation and amortization	**216,687**	209,044	**112,047**	106,615	424,489	**45,437**
Deferred taxes	**(55,670)**	(40,080)	**(8,208)**	(10,537)	(37,877)	**(11,673)**
Increase (decrease) in liability for employee severance benefits, net	**8,118**	(26,111)	**(222)**	8,125	(113,384)	**1,702**
Capital losses (gains), net:						
Fixed assets	**(27,078)**	496	**2,485**	382	6,191	**(5,678)**
Investment in formerly consolidated subsidiaries	**-**	(3,623)	**-**	-	5,889	**-**
Profit from realization of activities	**-**	28,144	**-**	28,144	28,144	**-**
Investments in investee companies	**(972)**	(2,867)	**(972)**	(4,009)	54,542	**(204)**
Translation differences of autonomous investee in voluntary liquidation	**397,689**	-	**-**	-	-	**83,390**
Inflationary erosion of principal of long-term loans and other liabilities	**23,655**	8,935	**(19,251)**	(69,217)	135,829	**4,960**
Inflationary erosion of principal of credit from banks and others	**(3,588)**	(1,095)	**(9,421)**	(10,660)	7,622	**(753)**
Inflationary erosion of value of investments, deposits and loans receivable	**(5,463)**	(9,557)	**7,660**	2,364	(33,085)	**(1,145)**
Changes in value of assets and investments	**36,243**	82,250	**23,634**	(54,965)	182,490	**7,600**
	742,357	1,659,855	**149,321**	741,352	2,579,034	**155,663**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
A. Adjustments to reconcile net income to net cash flows generated by operating activities (cont'd)						
Changes in operating assets and liability items:						
Decrease in trade receivables and other accounts receivable (after taking into account non-current receivables)	62,935	304,665	183,095	282,585	679,263	13,197
Decrease(increase) in inventories, works in progress less customer advances (including long-term customer advances and deposits)	83,045	(174,817)	111,664	(154,242)	(32,970)	17,413
Increase (decrease) in trade payables and other payables	94,043	(61,321)	99,196	(23,709)	(75,606)	19,720
	240,023	68,527	393,955	104,634	570,687	50,330
	982,380	1,728,382	543,276	845,986	3,149,721	205,993
B. Acquisition of newly consolidated subsidiaries:						
Assets and liabilities of the subsidiaries at date of acquisition:						
Working capital surplus, excluding cash and cash equivalents	6,687	-	6,687	-	-	1,402
Fixed assets and investments	(37,384)	-	(37,384)	-	-	(7,839)
Long-term liabilities	10,549	-	10,549	-	-	2,212
Contingent liability	19,000	-	19,000	-	-	3,984
Excess of cost over net asset value upon acquisition	(94,016)	-	(94,016)	-	-	(19,714)
	(95,164)	-	(95,164)	-	-	(19,955)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
C. Proceeds from realization of investments in formerly consolidated subsidiaries, net of cash in those subsidiaries at the time they ceased being consolidated:						
Assets and liabilities of formerly consolidated subsidiaries at the time they ceased being consolidated:						
Working capital deficiency excluding cash and cash equivalents	-	(5,245)	-	-	(257,934)	-
Fixed assets and investments	-	2,878	-	-	28,168	-
Long-term liabilities	-	(86)	-	-	(54,805)	-
Minority interest in subsidiary as at date of sale	-	(426)	-	-	(60,549)	-
Investments in affiliates	-	-	-	-	(2,344)	-
Consideration not yet received from consolidation of companies	-	(1,274)	-	-	(12,988)	-
Proceeds received in the period from sale of subsidiary	-	-	-	1,041	-	-
Deficiency in capital of subsidiary without guarantee	-	-	-	-	221,761	-
Capital gain (loss) on sale of investments in subsidiaries	-	3,623	-	-	(5,889)	-
	-	(530)	-	1,041	(144,580)	-
D. Proceeds from realization of activities						
Working capital surplus excluding cash and cash equivalents	-	3,703	-	3,703	3,703	-
Fixed assets	-	69,347	-	69,347	69,347	-
Realization proceeds receivable	-	(8,913)	-	(8,913)	(8,913)	-
Capital loss from realization of activities	-	(28,144)	-	(28,144)	(28,144)	-
	-	35,993	-	35,993	35,993	-

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont'd)

In terms of NIS of June 2002

	Six months ended June 30		Three months ended June 30		Year ended December 31	Convenience translation (Note 1B) Six months ended
	2002	2001	2002	2001	2001	June 30, 2002
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands		NIS thousands			US$ thousands
E. Non-cash operations:						
Purchase of fixed assets	-	3,159	-	-	25,517	-
Purchase of fixed and other assets in consideration of issuance to minority	26,778	-	26,778	-	-	5,615
Purchase of other assets	21,241	28,294	-	-	-	4,454
Proceeds from sale of fixed assets, investees, in formerly consolidated subsidiaries and realization of activities	-	14,584	-	8,913	48,822	-
Contingent liability in respect of purchase of subsidiary	19,000	-	19,000	-	-	3,984
Proposed dividend to minority shareholders	19,307	-	19,307	-	5,793	4,048
Investments in subsidiaries	-	-	-	-	2,831	-

The accompanying notes are an integral part of the financial statements.

Note 1 - General

A. These financial statements are as at June 30, 2002 and for the six-month and three-month periods then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2001 and their accompanying notes.

B. The adjusted interim financial statements as at June 30, 2002, and for the six-months and three-months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.769). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

Note 2 - Principal accounting policies

A. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2001. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.

B. Influence of new accounting standards prior to their application

Accounting Standard No. 12 – Discontinuance of adjusting financial statements for inflation. According to this standard, the adjustment of financial statements will commence starting January 1, 2003.
Until December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for nominal reporting starting from January 1, 2003. The standard could influence the reported results of the Company. The extent depends on the rate of inflation and the financing resources of the Company.

Accounting Standard No. 13 – The effects of changes in foreign exchange rates. The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation.
The standard supersedes the provisions of Clarifications 8 and 9 to Opinion No. 36, which will be voided when Accounting Standard No. 12, referred to above, takes effect. This Standard will apply to financial statements for periods starting after January 1, 2003.

Note 3 - Financial statements in adjusted values

The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel – "NIS") based on the changes in the Israeli consumer price index (CPI).

Comparative data in the statements were adjusted to the NIS of June 2002.

Below is data regarding the CPI and the US dollar exchange rate:

	Israel CPI	Exchange rate of one dollar
	Points	NIS
As at June 30, 2002	181.68	4.769
As at June 30, 2001	170.41	4.165
As at December 31, 2001	170.91	4.416

	Change in %	Change in %
Six months ended June 30, 2002	6.30	7.99
Three months ended June 30, 2002	3.84	2.16
Six months ended June 30, 2001	1.11	3.06
Three months ended June 30, 2001	1.61	(0.64)
Year ended December 31, 2001	1.41	9.28

Note 4 - Details Concerning Investee Companies

A. ECI Telecom Ltd. ("ECI") – an affiliated company

1. In 2000, ECI's Board of Directors approved the recommendation of ECI's management to split into five additional companies which would operate in the following different sectors: access products (Inovia), transmission systems (Enavis), optical fiber networks (Lightscape), advanced telephony solutions (NGTS) and wireless communications (Innowave).

   On January 1, 2001, five subsidiaries were established, each taking with it the relevant employees. These companies are operating as ECI's branches until transfer of the assets (including intangible assets) and liabilities to their legal ownership. Transfer of the holding in these subsidiaries of ECI's shareholders was postponed, mainly due to the slowdown in the global telecommunications market and the decrease in demand for ECI's products.

Note 4 - Details Concerning Investee Companies (cont'd)

2. On December 6, 2001, an agreement was signed for the private placement of 12.5% of ECI's shares to a group of investors in consideration of 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased from 34.6% to 30.3%. Koor recorded a loss of NIS 71 million in its financial statements for 2001 in respect of this allotment.

3. As a result of the updated revenues forecast and a drop in demand for Innowave's products, Innowave commissioned a fair valuation of its intangible assets. As a result of this, ECI recorded in its financial statements, during the first quarter, a loss of approximately 53 million dollars, for impairment of intangible assets.

4. During the report period, ECI repaid long-term loans from bank in the amount of approximately 63 million dollars. Of that amount ECI made an early repayment of about 50 million dollars.

5. During the first quarter, ECI recorded a pre-tax capital gain of approximately 12 million dollars, from the sale of 8.5% of ECtel's shares and exercise of stock options. Following the sale and the exercise of employee stock options, ECI's holding in ECtel decreased to about 59%.

6. In the second quarter of 2001, Koor's Board of Directors approved for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million dollars, on terms not inferior to market terms on the date of opening the credit line.

7. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and against some its officers: the former Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, pursuant to the Securities Exchange Act of 1934, in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and the said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers.

   At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the action as is against the other defendants, i.e. ECI and the other officers.

   On May 16, 2002, the parties signed a memorandum of understanding, which requires the approval of the Court, for dismissal of the class action. Under the memorandum of understanding, a fund was established to which the settlement amount was transferred by ECI's insurers. It was also agreed that the plaintiffs will cancel their claims against ECI and ECI's officers without any liability or wrongdoing being attributed to them.

   On July 30, 2002, the parties submitted a request to the Federal Court for approval of the details of the memorandum of understanding.

   As at the date of the financial statement, there can be no assurance that the Court will approve the aforementioned settlement.

Note 4 - Details Concerning Investee Companies (cont'd)

A. ECI Telecom Ltd. ("ECI") – an affiliated company (cont'd)

8. The present and future liabilities of ECI to Israeli banks are secured by certain liens on assets and certain rights, as well as an unlimited negative pledge on the assets of ECI. As a condition for the extension of further credit by the banks and as a condition for the negative pledge terms, ECI undertook to comply with certain financial ratios, such as total shareholders' equity, equity to assets ratio, current ratio and operating income ratio. During the first quarter of 2002, an agreement was signed with the lending banks, according to which the financial ratios will be in effect from July 1, 2002 under certain conditions. Starting from July 1, ECI is not in compliance with part of the financial ratios.

   On August 6, an agreement was signed with the banks according to which the requirement to comply with the financing agreement, including the provisions regarding the financial ratios, was again extended retroactively from July 1 to September 30, 2002 (the "determining date").

   In the event that a financing agreement is not signed with the lending banks until the determining date, the banks will be able to demand the immediate repayment of the loans in their entirety.
   ECI is negotiating a change in the provisions of the original financing agreement, including a change in the financial ratios. ECI's management believes an agreement will be reached with the banks as to financial ratios that ECI can comply with and therefore, ECI's management is of the opinion that it will not be required to make an early repayment of the said loans.

9. During the accounting period, ECI signed an agreement with a customer, whose long-term debt balance stood at 115 million dollars. The agreement includes deferral of part of the interest payments for an 18-month period. In conjunction, the customers' shareholders undertook to invest in the customer's shareholders' equity. ECI's management continues to review the customer's debt repayment ability, and, as at the balance sheet date, evaluates that the debt will be repaid in full.

10. In March 2002, an independent appraiser (the "Appraiser") conducted a valuation of ECI. According to this valuation, as at March 10, 2002, ECI's value was in the range of 644 to 845 million dollars (between 6.0 to 7.9 dollars per ECI share) (the "Valuation"). On March 10, 2002, ECI's share traded at a price of 4 dollar per share.
    As at June 30, 2002 the Company holds 33,019,020 ECI shares.

    The per share value of the Company's investment in ECI, at the Company books, as at June 30, 2002, was 6.9 dollars per share, a value representing the Company's relative interest in ECI's shareholders' equity. On June 30, 2002, ECI's shares were trading at a price of 3 dollars per share, whereas on August 16, 2002, the price was 2.1 dollars per share.

    At the Appraiser's request (who consented to the Company's use of the Valuation), the Company undertook to indemnify the Appraiser against any expense or financial damage, if at all, which he incurs as a result of any legal action against the Appraiser, taken by any third party, deriving from the Valuation.

Note 4 - Details Concerning Investee Companies (cont'd)

A. ECI Telecom Ltd. ("ECI") – an affiliated company (cont'd)

Between the date of publication of the Valuation and the date of publication of the Company's financial statements, ECI's operating loss decreased as a result of an increase in the gross profit and efficiency measures undertaken. During this period, ECI generated positive cash flows from operating activities and positive cash flows from the sale of ECTel shares, in an amount of more than 20 million dollars.

When ECI announced its second quarter of 2002 financial results, it indicated that it expects a decrease of 13% to 17% in its revenues in the third quarter of 2002, compared to the revenues of the second quarter of 2002. At the same time, ECI's management announced that it was taking steps to reduce the effect of the expected decline in revenues on its operating results.

Company Management believes that the cumulative weight of these circumstances do not indicate that the said Valuation is no longer valid. Therefore, Management believes that the value of the Company's investment in ECI, is not higher than its recoverable value and, therefore, according to generally accepted accounting principles, there is no need to reduce the value of the investment.

Nonetheless, Company Management intends to order an updated valuation in order to evaluate its investment in ECI for the third quarter financial statements.

In November 2001 the Israel Securities Authority (the "ISA") published a document providing guidance outlining eleven "warning signs", the occurrence of which requires companies to review whether there has been a decline in the value of the Company's investment in an investee which is not of a temporary nature. The Company believes that even though apparently two of these "warning signs" exists (stock market share price and fundraising at a value lower than book value), and despite the fact that there are still no indications of a revival in the telecom market in which ECI operates, there is no need to reduce the value of the Company's investment in ECI since the investment value is not higher than its recoverable value. The following is a discussion of the two "warning signs" that exist with respect to the valuation of the Company's investment in ECI.

a) Fundraising at a lower value than the value as recorded in the Company's books

In December 2001, an agreement was signed between ECI and a group of investors, pursuant to which these investors purchased 12.5% of ECI's share capital, at a price per share of 3.8 dollars (the "Transaction"). ECI's share price on the Transaction signing date (February 13, 2002), and on the Transaction closing date, was 5.2 dollars and 3.8 dollars, respectively. Based on the terms of the Transaction, these shares cannot be sold for a period of 12 months.

Note 4 - Details Concerning Investee Companies (cont'd)

A. ECI Telecom Ltd. ("ECI") – an affiliated company (cont'd)

Company Management believes, that considering all of the facts and circumstances present in the Transaction, leads to the conclusion that the Transaction price is not indicative of a recoverable value lower than the Company's investment value, for the following reasons:

1. The Transaction was made with strategic investors, with proven experience in the telecom market, strong business ties and many years of management experience. The financial investment made by the investors at that date, in exchange for restricted shares, together with the understanding on the level of their active involvement in ECI's matters (an understanding that has actually occurred, to ECI's benefit), represents compensation and supplementation of the Transaction price.

2. The Transaction was part of a series of steps taken aimed at improving ECI's capital structure, improving the ratio of the shareholders equity to the liabilities, and improving the cash position.

3. The dilution of the Company's interest as a result of the transaction, is not significant. The Company gave up a small part of its relative share in ECI's equity in order to increase the value of the remainder of its investment. ECI's major shareholders did not agree to the new investor group's request to increase the amount of their investment beyond that actually executed.

4. In the days following publication of the Transaction, ECI's share price increased to almost 6 dollars per share.

Company Management believes, that when taking into account the above circumstances, the price per share paid in the isolated transaction should not be indicative of ECI's value.

b) Market price's lower than the current value as recorded in the Company's books.

Company Management believes, that the market share price is not enough, on its own, to justify a change in the valuation. Management believes that the market price is affected by, among other things, a sharp decline in the NASDAQ, decline in investor confidence in the US stock market following certain accounting events, and negative investor sentiment with respect to stocks in the telecom sector, in general, and with respect to Israeli stocks, in particular. In addition, trading in ECI's shares is characterized by low trading volumes and high volatility.

Note 4 - Details Concerning Investee Companies (cont'd)

A. ECI Telecom Ltd. ("ECI") – an affiliated company (cont'd)

Therefore Company Management believes that, as at June 30, 2002, the recoverable value of its investment in ECI is not lower than the Company's recorded investment in ECI at the same date, a value that represents, as mentioned previously, the Company's relative interest in ECI's shareholders' equity. In addition, Management believes that since the Company's investment in ECI is a long-term investment, and ECI's shareholders' equity represents virtually all tangible assets that are subject to examination of a decline in value by ECI itself, presentation of the investment in the Company's financial statements, as at June 30, 2002, based on its relative interest in ECI's shareholders' equity, is an appropriate presentation based on the aggregate circumstances.

B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company

1. On January 23, 2002 M-A Industries issued to investors, as part of a private placement, NIS 133,980,000 par value of debentures (series A), at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately 29.5 million dollars.
The terms of these debentures are the same for the debentures (series A) issued by M-A Industries under a prospectus in November 2001.

2. In agreements concerning securitization in which M-A Industries and its consolidated companies contracted in October 2001 for the sale of customer debts to companies from the Bank of America Group, the balance of customer debts sold in cash as at the balance sheet date amounts to about 140 million dollars (December 31, 2001 – about 95.5 million dollars).

   The expected maximum volume of the financial resources, which will extend to the purchasing companies for buying the customer debts of the consolidated companies, is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts.

3. During the accounting period, the severe economic crisis in Argentina continued. The peso was devalued further against the dollar by about 123% (from 1.7 pesos to the dollar on December 31, 2001 to 3.79 pesos to the dollar on the balance sheet date).

   The management of M-A Industries estimates, taking into consideration regulations published by the Government of Argentina, relating to customers' debt stemming from sale of agricultural commodities, that the existing provisions in its books in respect of customers are sufficient.

Note 4 - Details Concerning Investee Companies (cont'd)

B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

4. M-A Industries and its consolidated company in Brazil undertook to indemnify, on certain terms, financial institutions in respect of credit, which customers of the consolidated company received, which was used to repay those customers' debts to the consolidated company. The amount of the undertaking to indemnify, as at the balance sheet date, is approximately 29 million dollars (December 31, 2001 – about 58 million dollars).

5. In April 2002, a consolidated company of M-A Industries acquired the entire share capital of Feinchemie Schwebda GmbH ("Feinchemie"), a German company that markets pesticides. The cost of the acquisition was approximately 20 million dollars, whereby the acquiring company may be required to pay an additional sum of up to 5 million euro, subject to Feinchemie's sales in 2002 and 2003.

   The excess cost created at the time of the acquisition amounted to U.S.$ 20 million (including U.S.$ 4 million created against a contingent liability taking into consideration Management's assessment with respect to Feinchemie's earnings as stated above), which was allocated to goodwill and is being amortized over a period of 20 years.
   Set forth below are the circumstances and indicators which, in Management's opinion, justify amortization of the goodwill over a period of 20 years:

   - The agrochemical market in Germany is the sixth largest in the world.
   - Feinchemie is Germany's ninth largest marketer of generic products for protection of vegetation.
   - Feinchemie's area of activities is the marketing of products for protection of vegetation. These products are based on basic chemical processes, which are not expected to undergo material technological changes and for which there is no substitute in the agricultural industry.
   - Most of Feinchemie's customers are farmers and cooperatives, which are characterized by very low interchangeability.
   - Entrance barriers in Germany are very expensive, lengthy and complex.

Note 4 - Details Concerning Investee Companies (cont'd)

C. Tadiran Ltd. (under voluntary liquidation) - a consolidated company

1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation the capital reserve from cumulative foreign currency translation adjustments, of approximately NIS 398 million, which were created in Koor in respect of its investment in Tadiran, was transferred to the statement of income.

2. In March 2002, a transaction was completed for the sale of a substantial share of the real estate assets of Tadiran to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The total consideration which received during the second quarter of 2002, amounted to approximately NIS 277 million, and a capital gain of about NIS 30 million after tax was recorded in the first quarter of the year 2002

D. Telrad Networks Ltd. (hereinafter - "Telrad") - a consolidated company

At the date of approval of the financial statements, Telrad's management is negotiating with the banks a change in the terms of credit.

E. Koor Corporate Venture Capital – a consolidated partnership

In the accounting period, Koor Corporate Venture Capital's management estimated that the value of the investments in several companies in the portfolio is lower than the cost of the investment, and therefore it decided to reduce the value of the investments in the portfolio companies by about NIS 19 million.

Note 5 - Contingent liabilities and commitments

A. During October 1997, near the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law") concerning price fixing and absence of alleged competition between Tadiran Telecommunications Ltd. ("TTL") and Telrad Networks Ltd. ("Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") investigated the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and in the field of Network Termination Point.

Note 5 - Contingent liabilities and commitments (cont'd)

On March 4, 2002, Tadiran Ltd. (which undertook to indemnify ECI for any loss it sustained as a result of the matters being investigated by the Commissioner) and Telrad (a wholly-controlled consolidated companies of Koor), received notice from the Authority that it was considering the possibility of bringing each of them to trial for breaking the law, in the matter of actions taken by each of them, according to the Authority, in various matters relating to the supply of public switchboards for the commercial market between 1993 and 1997. The notice said that the allegations against Telrad and Tadiran concerning the field of Network Termination Points were still under investigation by the Commissioner.

Under the law, a corporation can be fined for violation of the law, and there could also be implications at the civil level, if damage deriving from a violation of the law is proven.

The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

B. In June 2002 an agreement was signed with Bank Leumi Ltd. according to which a total of NIS 599 million long-term loans will be rescheduled for a period of 4.5 years. According to the terms of the agreement, Koor undertook, among other things, to maintain a minimum shareholders equity, and to partially repay the current debt from future divestitures of specific assets, in the event that the assets are sold.

C. The commitment of Koor Corporation Venture Capital to further investments in venture capital funds and in start-up companies as at the balance sheet date is 42 million dollars.

Note 6 - Events after the balance sheet date

In April 2002, the Company signed with Elbit Systems ("Elbit") a non-binding memorandum of understanding for the sale of 24%-30% of the shares of Elisra Electronic Systems Ltd. ("Elisra"), a wholly owned subsidiary of Koor.

Once the exclusivity period expired on May 17, 2002, and, as a result of the parties failing to reach a binding agreement by June 7, 2002, Koor announced the discontinuation of the negotiations with Elbit.

On June 7, 2002, Koor signed a binding heads of principle agreement with Elta Electronic Industries Ltd ("Elta") a subsidiary of Israel Aircraft Industries Ltd, whereby Koor will sell to Elta 30% of the shares of Elisra in consideration of 100 million dollars. In addition, Elta was given an option, to purchase another 8% of the shares for about 26 million dollars. The option will expire on the earlier of December 31, 2003 or near the date of Elisra's IPO, should it take place. The detailed agreement was signed on July 2, 2002.

The agreement is subject to receiving the relevant regulatory approvals.

Koor Industries Limited (An Israeli Corporation)

Financial Statements
As at June 30, 2002
(Unaudited)

Itzhak Swary Ltd.
Financial Consulting

Itzhak Swary
Zvi Yochman
Ran Ben-Or
Uri Cohen
Gabi Trabelsy

יצחק סוארי *בע"מ*
יעוץ כלכלי

יצחק סוארי
צבי יוכמן
רן בן-אור
אורי כהן
גבי טרבלסי

Tel-Aviv, August 19th 2002

Koor Industries Ltd
21 Ha'arba'ah st.
Tel Aviv

Dear Sirs,

Re: Financial valuation of ECI Telecom Ltd. (hereinafter: ECI) as of March 10th

According to your request, attached please find the executive summary of a valuation of ECI's share capital that was prepared by us on April 2002 to the request of a third party.
It is our estimate, based on the data we have received and on the examinations we have performed, that the value of ECI as of March 10, 2002, is in the range of $644-$845 million, or $6.0-$7.9 per share.

In order to prepare our valuation, we used the audited financial reports dated December 31, 2001. We also relied on further details and clarifications that we received from the management of ECI and its subsidiaries, on public data and on surveys that were published about ECI and the sector in which it operates.

We worked with sources that seemed to us to be reliable, and have no reason to assume that the data we used was unreasonable in any way. Since we did not conduct an independent check of the information, our work should not be seen as verifying the validity, comprehensiveness or accuracy of this data.

The valuation is intended for your use, for the exact purpose for which it was designed. No third party may make any use of this valuation or rely on it for any purpose whatsoever.

We are always at your service for any further information.

Sincerely,

Itzhak Swary Ltd.

20 Lincoln St. Tel-Aviv 67134, Tel. 972-3-5652255, Fax. 972-3-5652256 *רח' לינקולן 20, תל אביב 67134, טל' 03-5652255 פקס' 03-5652256*
e-mail: Info@swary.co.il

April 2002

ECI TELECOM
VALUATION

****** Executive Summary ******

Itzhak Swary Ltd.

1. Background, Structure and Recent Developments

ECI Telecom (hereinafter: **The Company** or **ECI**) was established in 1961. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions that are based on speech and signal analysis.

Company structure and fields of activity - In compliance with the decision of the board of directors of November 7, 2000, ECI was de-merged into five independent companies (in addition to the holding in ECtel) that operate in different fields:

- Optical networks: Lightscape Optical Networking (hereinafter: **Lightscape**);
- Access systems: Inovia Telecoms (hereinafter: **Inovia**)
- Transmission: Enavis Networks (hereinafter: **Enavis**);
- Telephony solutions for advanced networks: Next Generation Telephony Solutions (hereinafter: **NGTS**);
- Fixed wireless access solutions: **InnoWave**.

On May 22, 2001, the board decided to postpone the spin-off, primarily due to the slowdown in the telecommunications market and the fall in demand for Company products.

Market cap – ECI is traded on the Nasdaq. In December 2001 and January 2002, share price was in the range of $4.32-$6.38, reflecting a market cap of $401-$593 million. On February 12, 2002, after ECI released its financials for 2001 and announced the private placement (see herewith), the Company's market cap fell by 25% on average, and has fluctuated at around $4 per share ever since, reflecting a market cap of about $426 million **after the private placement (see below)**. To compare, the Company's equity as of December 31, 2001, totaled $755 million ($805 million including the $50 million private placement), reflecting a value of $7.5 per share after the private placement.

Private placement – On February 12, 2002, an agreement was finalized with a group of investors for a $50 million private placement of ECI ordinary shares at a price per share of $3.8, reflecting a Company value of about $355 million before the money, or $405 million after the money. The group of investors now holds about 12.3% of the Company. The private placement was a strategic move for the Company: concurrently with the private placement, a new chairman was appointed, who has extensive experience in the telecommunication market. In addition, the representatives of the investors have committed to take part in the day-to-day management of ECI. The group has also undertaken not to sell the purchased stock for one year of the acquisition. In our opinion, under these circumstances, ECI's share price for this private placement ($3.8) does not reflect the Company's economic value. We, therefore, believe that it will take some time before the effect of this transaction on the value of ECI stock can be fully understood.

2. Financial Results

The main financial information pertaining to the Company's various fields of operation are as follows:

	Revenues					Gross income (loss)			
	1999	2000		2001		2000		2001	
	$Millions	$Millions	% of total	$Millions	% of total	$Millions	% of gross profit	$Millions	% of gross profit
Optical networks – Lightscape	232	257	22%	210	21%	116	45%	43	20%
Access systems – Inovia	204	272	23%	332	33%	11	4%	(28)	(8%)
Transmission – Enavis	118	152	13%	102	10%	77	51%	38	37%
Wireless communications – InnoWave	96	111	9%	123	12%	46	42%	33	27%
NGTS (including DCME)	306	159	14%	83	8%	100	63%	38	46%
ECtel [1]	41	60	5%	81	8%	34	57%	47	58%
Other operations/ companies [2]	118	159	*14%*	84	*8%*	42	*26%*	18	*22%*
Total	1,115	1,170	*100%*	1,015	*100%*	426	36%[3]	189	*19%*

Revenues – The Company's sales are falling. Most of the reduction in revenues is in Lightscape, Innowave and NGTS. The downward trend is the result of the global crisis in the telecommunications market; it should be noted that the drop in the Company's sales is actually lower than the average drop in revenues suffered by ECI's competitors in 2001. The Company projects that revenues in 2002 will continue to fall, in line with the trend forecasted for the sector as a whole. In one of its publications the Company stated that the book-to-bill ratio in Q4/01 was less than 1 (namely, the total of new orders in the quarter fell shorter than the sales actually performed.)

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1 Data for ECtel was taken from the analysis of operations by sectors, provided in ECI's financial report for 2001. The data does not include sales from one subsidiary to another.

2 Including the operations of Business Systems Unit, which was sold in August 2001 for $12.4 million, and including Integrated Networks Solutions and other operations.

3 Compared to a gross income of about 53.4% in 1999 and 57.5% in 1998.

Profitability – In the last five quarters the Company has been losing on its operations.The quarterly loss reported in the pro forma analysis was as follows:

Quarter	Net loss	One-time items	Net pro forma loss
Q4/00	112.7	52.6	60.1
Q1/01	256.4	214.4	42.0
Q2/01	36.0	9.9	26.1
Q3/01	76.8	55.4	21.4
Q4/01	43.1	31.5	11.6
Total 2001	412.3	311.2	101.1

In 2001 ECI lost about $412.3 million, compared to some $91.4 million in 2000 (a $113 million loss was recorded in Q4/00.) Pro forma net loss in 2001 (excluding one-time items) totaled $101.1 million (one-time items comprised mainly inventory write-offs of about $108.3 million and $133.5 impairment of assets.)

Nevertheless, the Company's results indicate a gradual reduction in the "permanent" operating loss. Excluding one-time items, the following trends are evident in 2001 compared to 2000:

- A 13.3% drop in revenues to about $1,015 million;
- A sharp fall in the gross profit margin: 29% in 2001 compared to 37% in 2000 (due mainly to a change in the product mix as a result of an increase in the sales of Inovia's DSL products, which represents a low gross profit margin, and a drop in the sales of DCME, which represent a high profit rate);
- A 4% cut in R&D expenses, to $141 million;
- A 22% reduction in selling and marketing expenses, to $156 million;
- A 5% reduction in general and administrative expenses, to $83 million;
- A sharp fall in the Company's net financial income, from $14 million in 2000 to $6 million in 2001.

Pro forma operating loss for the fourth quarter of 2001 was $10.7 million, compared to a pro forma operating loss of $16.8 million in the third quarter of 2001. Pro forma operating loss for the year totaled $100.8 million. The Company expects no further write-offs or one-time items in 2002[4], and expects to post a profit in the second half of the year.

Cash flow – ECI's rapid consumption of its cash reserves was halted in Q3/01. In Q4/01 the Company's current operations generated a positive cash flow of $31 million, mainly thanks to an inventory cut ($43 million,

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4 Apart from what may be required in order to adapt to new accounting practices, if such practices are implemented in Israel.

not including write offs) and a debt collection of $56 million[5], which offset the operating loss (some $29 million, not including write offs).

ECI's cash, cash-equivalents and short- and long-term investments to date (including the private placement) are estimated at $320 million, a similar figure to the Company's outstanding bank loans. The Company has failed to meet the terms of the long-term $250 million bank loan, but the banks have extended the terms of the loan until July 2002. ECI intends to repay a substantial portion of the long-term bank loan in the near future (prepayment).

Liquidity and financial stability - The Company's current and quick ratios as of December 31, 2001 (2.4 and 1.6 respectively) indicate an improvement compared to December 31, 2000, primarily due to a replacement of a short-term bank loan with a long-term loan. However, liquidity appears to be going down compared to previous years (current and quick ratios in 1999 were 4.2 and 3.5 respectively,) because of the dwindling of the Company's cash reserves and short-term investments.

The financial leverage (net balance of financial liabilities to total balance sheet[6]) is 11% of the balance sheet, so that the Company has a good financial footing.

A look ahead – According to estimates, in 2002 sales of telecommunication equipment will fall 20%-30% compared to 2001. A report compiled by Salomon Smith Barney in March 2002, projects that the investment budget of U.S. telecom companies will total $56 billion, about **37%** less than in 2001 and **45%** less than in 2000. This rate of investment will be maintained at least until 2010, the report says. The USBancorp report of January 2002 and the UBS Warburg report of February 2002 both indicate a similar trend. According to UBS, budgets for investment in equipment in Europe, which is ECI's main target market, will fall in 2002 at a lower pace (11%), from $27.6 billion to $24.4 billion.

ECI expects sales to go on falling 10%-20% in the first six months of 2002, but profitability is expected to grow. Thus, the Company projects revenues of $800-$850 million in 2002. In view of the estimates mentioned above, this working assumption might be too rosy. **The Company expects to start turning a net profit in the second half of 2002.**

As mentioned, the Company does not anticipate any further write-offs or one-time items in 2002.

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5 Including $14 million selling long-term accounts receivable at a discount (the debts have been paid and ECI has no further exposure in connection therewith).

6 Net financial liabilities: short-term loans from banking corporations and long-term Company liabilities, excluding cash and cash-equivalents and short-term investments. Total balance sheet: excluding cash, cash-equivalents and short-term investments.

3. Strengths, Weaknesses, Opportunities and Threats

a. Strengths and opportunities

- Comprehensive solutions for communication networks (building networks from A to Z);
- Expertise in different areas in this market;
- A broad global client base, and a strong presence in Europe (especially Germany);
- Ongoing R&D;
- Indications of a shift to profitability in broadband access products;
- Liquidity and a stable balance-sheet structure, together with a substantial slowdown in cash consumption rate in the last three quarters (see the financial analysis section herewith), serve as positive indicators for the Company's capability to meet the financing needs of its subsidiaries;
- The results of the restructuring and streamlining implemented by the Company will become visible in the next quarters;
- The introduction of a strategic investor (in a private placement) and an experienced new chairman. A potential of directing the Company to new growth areas.

b. Weaknesses and threats

- A global crisis in the communication market. Due to surplus capacity, demand is expected to stay stagnant for several years.
- A sharp fall in DCME sales, in which the Company had global lead and which constituted a substantial portion of its revenues, cash flow and profit.
- As of now the Company has no presence in the U.S. SONET market, which comprises 40%-50% of the global market.
- The equipment and telecom sector is controlled by giant communication companies. ECI's resources are limited in comparison. The geographic spread of sales is extensive, the product line is very broad, and competition with communication giants exists in all market sectors.
- A significant downturn in the business results of Enavis, which until recently was seen as the Company's most stable and mature division.
- InnoWave is dependent on the GVT project, which accounts for half of its revenues and requires $165 million in financing by ECI. The project, which has not yet been floated as originally planned, might stumble upon financial hurdles.
- Increasing competition in the sector, coupled with slowing demand, are sending product prices down.

- High one-time expenses caused by the Company's restructuring and the crisis in the telecom market (including inventory write-offs, amortization of assets, severance packages, etc.)
- The short-term forecasts for the technology sector and the uncertainty regarding the Company's ability to adapt to a rapidly developing market.

4. NAV Valuation

To our opinion, ECI's equity value is $644-$845 million as of March 10, 2002, reflecting a value of $6.0-$7.9 per share, compared to an equity of $805 million ($7.5 per share[7]) as of December 31, 2001, including the proceeds of the private placement that took place in February 2002. To compare, the Company's market cap for the month ending March 15, 2002 (after the private placement) ranged between $425 and $430 million ($4.55-$4.60 per share).

In the private placement, ECI received $50 million for about 12.3% of the Company's stock, at $3.8 per share

Our valuation is based on the net asset value (NAV) of the companies and divisions of which ECI is composed:

	Item	$ Millions
Lightscape	a	200-300
Inovia (access)	b	165-250
Enavis (transmission)	c	51-81
InnoWave (including the GVT debt)	d	116-124
NGTS	e	50
ECI's holdings in ECtel (68%[8])	f	179
Activities that were not de-merged	g	10
Net financial liabilities, other investments	h	(55)
		716-939
Minus a 10% discount for administration expenses and	i	(72-94)
		644-845
Share value		**6.0-7.9**

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7 Equity excluding intangible assets (after the private placement) totals $695 million, reflecting a value of $6.5 per share.

8 As of December 31, 2001. Having sold another 9% after the balance sheet date, ECI currently holds 59% in ECtel.

The Company's market cap in recent weeks was as follows:

	Average Share price	Market cap	Average daily volume
	($)	($ Millions)	(Thousands of shares)
Week ended March 15, 2002	4.0	426	123
Month ended March 15, 2002	4.0	426	291
3 months ended March 15, 2002	4.7	453	372
6 months ended March 15, 2002	4.0	386	431
9 months ended March 15, 2002	4.2	393	431
Year ended March 15, 2002	4.9	461	423

The NAV-based valuation relies on the financial analysis and projections for the different divisions, as detailed below, and on a comparison with similar companies. The range of our valuation reflects our assessment of the substantial risks and uncertainty that the Company must face in a time of cutthroat competition with communication giants over shrinking markets. The global crisis in the market of telecommunication products is not expected to end in the immediate future, which makes it hard to project the turning point for the sector or for the Company. Nevertheless, in the second half of 2001 ECI has resolved the liquidity crisis it had encountered earlier in the year, both by introducing operating cuts and by implementing a private placement, and boosted its management team (with new partners that joined in the private placement and a new, experienced chairman). Cutting operating losses to a minimum by adjusting the costs to actual sales will enable ECI to survive the interim period until the expected recovery of the communication sector.

The items comprising the valuation are as follows:

ECI's different operations are reviewed below:

a. Optical Networking – Lightscape

The company has two main product lines that lean on different technologies:

SDH technology: This technology, is being used all over the world except for the U.S. Most of the division's sales so far were in Europe and the Far East

The Company's main competitors in this field are the telecom giants: Cisco, Lucent, Tellium, Ciena, Sycamore, Nortel, Tellabs, Cyras, ONI and Marconi.

XDM technology: Lightscape's future "flagship product" is XDM, an optical multiplexing technology that is founded on a new strategy of "flattening" the network.

XDM[9] belonges to the metro core DWDM category. To date, Lightscape's technology is oriented toward European standards, and processes are now underway to adapt the product to American standards as well.

Company management projected that XDM products would account for more than 30% of the division's sales by the end of 2001, but in reality the rate of sales is somewhat slower.

According to Morgan Stanley, SONET/SDH technology in North America and Europe will be replaced by DWDM at a slower rate than was expected (mainly because of surplus capacity) - 15% and 20% respectively in 2002. According to Morgan Stanley's evaluation, the global market for Metro DWDM totaled $1.0 billion, and accounted for about 13% of the total metro. In 2004 metro DWDM sales are expected to grow to $2.2 billion (an average annual growth of 28%) and take up 22% of the market.

The XDM platform has recently won the Company several substantial long-term contracts, which have not yet been recognized as revenues, with Cable & Wireless Panama, a Russian telecom (MGTS), the Swedish Telia, the Belgian cellular carrier Mobistar of the France Telecom Group, and others. On February 12, 2002, Lightscape announced it had won the $30-$50 million tender to upgrade Bezeq's lines over three years, using the XDM platform (more than 100 units).

Financial Results (excluding one-time items)

	Q4/01	Q3/01	Q2/01	Q1/01	**2001**	**2000**	**1999**	**1998**
	In $ millions				In $ millions			
Revenues*	**48**	**54**	**55**	**53**	**210**	**257**	**232**	**210**
Revenues change rate	*(10%)*	*(3%)*	*4%*		*(18%)*	*11%*	*10%*	
Gross profit	19	21	**21	**18	78	116	**113	**98
Gross profit margin	***39%***	***40%***	*****38%***	*****34%***	***37%***	***45%***	*****49%***	*****47%***
Operating expenses	(21)	(21)	**(25)	**(23)	(88)	(100)	**(83)	**(89)
Operating profit (loss)	**(2)**	**-**	**(4)**	**(5)**	**(10)**	**16**	**30**	**9**
Operating profit (loss) margin	*(4%)*	*-*	*(7%)*	*(8%)*	*(5%)*	*6%*	*13%*	*4%*

* Revenues generated in 2000 and onward comply with SAB 101.

**Gross profit and operating expenses for Q1/01 and Q2/01 and for the years 1998-1999 are based on an older system, by which revenues to the Chief Scientist were seen as part of the selling and marketing expenses rather than as part of the cost of sales, as recently instructed by the SEC. This change cuts 1.5%-2.0% off the gross profit.

The reduction in sales in 2001 is probably due to the slowdown in the sale of SDH products and to the launch of new XDM solutions.

The improvement in the gross profit margin is attributed to increased sales in Europe, increased sales of the XDM platform and production streamlining. Gross profit margin still falls short of the rates of 47%-49% that were reported in 1998-2000.

In Q3/01 and Q4/01 operating costs totaled $21 million per quarter, reflecting a cut compared to previous quarters (about $23-$25 million per quarter), due primarily to a reduction in selling expenses and in R&D expenditure.

The cost cuts brought the division's operating profit to breakeven point in Q3/01, but the slowdown in sales in Q4/01 sent the division back to a quarterly operating deficit of $2 million.

Since several XDM systems are now undergoing field-testing by telecom operators, the Company now has a relatively large inventory of these products.

Lightscape's Valuation

On February 2002, Ciena had acquired Oni Systems, which competes with Lightscape's XDM, in a stock-for-stock deal. According to the market cap, the value of the Ciena stock given to Oni Systems' shareholders at the time of the transaction reflected an enterprise value (EV) of $522 million and a multiplier of 2.7 for sales in 2001. Based on this multiplier, Lightscape's EV would be $567 million.

The primary difference between the two companies is that Lightscape still relies on sales of the veteran SDH systems. On the other hand, Lightscape is practically at breakeven point, while Oni posted $174 million in operating losses in 2001.

Stock of Nortel, Tellabs and Ciena, which are also active in this sector, is now[9] traded at a sales multiplier of 1.1-1.7 and a gross profit multiplier[10] of 2.8-5.6. These multipliers indicate a value of $215-$437 million for Lightscape. Lucent's and Cisco's multipliers reflect a higher value.

Since the reference group comprises mainly large companies that are much more diversified than Lightscape, we estimate that Lightscape's value is closer to the lower end of the valuation range derived from the reference group. We, therefore, estimate Lightscape's EV to be **$200-$300 million**.

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[9] The analysis of multipliers in this valuation is based on average stock prices for the month ended March 15, 2002.

[10] Subject to the availability of relevant data, multiples were analyzed based on the financial results in the last four months for which data has been released (usually ending in 31/12/01 or 30/9/01).

Analysts' valuations:

Analyst	Date	Value ($ M)	Methodology
Lehman Brothers	March 1, 2002	420	Multiplier of 2 for actual sales 2001
UBS Warburg	February 12, 2002	204	Multiplier of 1 for projected sales 2002
CIBC Oppenheimer	February 13, 2002	200	Multiplier of 1 for projected sales 2002

b. Inovia Telecoms (formerly "Access" division)

The access systems division develops and manufactures communication network access products, including broadband, DSL, and narrowband. In 2000, narrowband access products, accounted for about two thirds of the company's sales. In 2001 the ratio was reversed thanks to large sales of broadband solutions, mainly to Deutsche Telecom and France Telecom. Company management projects that the ratio will continue to change in the same direction.

ECI focuses on server-side applications, and It's product line enables clients to upgrade their equipment without having to replace their existing platforms.

Inovia's most important contracts are the multi-million euro agreement from August 2000 with Deutsche Telecom, to supply about one million ADSL units by the end of 2002, and the contract with France Telecom to supply xDSL lines for three years.

The market share in Western Europe in 2001 divided as follows:

	Server side	Client side
Alcatel	40%	44%
ECI	16%	14%
Lucent	16%	--
Siemens	4%	14%
Cisco	11%	6%
Other (Nortel, Nokia, Orckit, 3Com, Zyxel, etc.)	17%	22%
Total	100%	100%

Source: IDC

Forecasts for the total global DSL market in monetary terms are as follows:

	2001	2002	2003	2004
		In $ millions		
Server side	2,873	2,804	2,851	3,027
Client side	891	1,359	1,652	1,963
Total	3,764	4,163	4,503	4,991

Source: Commerzbank Securities

It should be noted that according to Goldman Sachs, there is no room in this sector for more than three players.

Inovia's main competitors are the French Alcatel, Cisco, the German Siemens, Lucent, Nortel and Ericsson, as well as Korean manufacturers (LG, Samsung). Dozens of small manufacturers have recently left the market.

Financial Results (excluding one-time items)

	Q4/01	Q3/01	Q2/01	Q1/01	**2001**	**2000**	**1999**	**1998**
	In $ millions				In $ millions			
Revenues*	**99**	**92**	**77**	**64**	**332**	**272**	**204**	**158**
Change rate	*8%*	*20%*	*21%*		*22%*	*33%*	*29%*	
Gross profit	16	5	**2	**(6)	14	13	**50	**47
Gross profit margin	***16%***	***5%***	*****3%***	*****(10%)***	***4%***	***6%***	*****25%***	*****30%***
Operating expenses	(18)	(19)	**(19)	**(22)	(79)	(91)	**(76)	**(54)
Operating profit (loss)	**(2)**	**(14)**	**(17)**	**(28)**	**(65)**	**(78)**	**(26)**	**(7)**
Operating profit (loss) margin	*(2%)*	*(15%)*	*(23%)*	*(44%)*	*(19%)*	*(32%)*	*(13%)*	*(4%)*

* Revenues generated in 2000 and onward comply with SAB 101.

** Gross profit and operating expenses for Q1/01 and Q2/01 and for the years 1998-1999 are based on an older system, by which revenues to the Chief Scientist were seen as part of the selling and marketing expenses rather than as part of the cost of sales, as recently instructed by the SEC.

The division met the $330 million sales forecast for 2001. The increase in revenues in the last six months of the year is attributed to a strong seasonal demand in Europe.

The prices of ADSL equipment have for a long time reflected a gross loss (because of client-side products). In Q2/01-Q3/01 the company's gross profit margin was 2%-5%, that grew to 16% In Q4/01. According to the work plan, improvement in the profitability in this sector is expected to continue, due mainly a change in the long-term sales mix (focusing on the server-side) and a cut in production costs thanks to technological improvements (more lines per card[11]), reduction in the cost of components and economies of scale in mass production.

Operating expenses fell from $22 million in Q1/01 to $18 million in Q4/01 (some of this cut is technical: a change in accounting categories, in line with new reporting directives from the SEC regarding revenues to the Chief Scientist.)

R&D costs in 2001 totaled $34.4 million, about 10% of the turnover, the lowest rate comparing to all of ECI's companies.

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[11] The first-generation product supported 8 lines per card, the second – 16, and the third, whose marketing has recently begun, supports 32 lines per card.

The company projects that sales in the first half of 2002, will be about $140 million, 25% less than the sales in the second half of 2001. Though, the gross profit margin is expected to be higher than in Q4/01 despite the dropping market prices. The company further forecasts substantial fluctuations in the volume of sales and in quarterly profitability, due to seasonality in clients' orders (ADSL is currently sold mainly in operators' seasonal "push campaigns", mostly around the holidays). Inovia expects sales to increase in 2003, with a concurrent growth in the cost of sales, so that the improvement in gross profit is not expected to be fully visible in the operating and net profit.

Inovia's Valuation

The company has started to turn a gross profit in Q2/01, but this profit is still low and unindicative. Because of the type of products, this division is expected to reach gross profit margins that are significantly lower than those of the other divisions in ECI. At the same time, Inovia has contracts that are longer than those secured by the other subsidiaries, so that the chances of Inovia not meeting the target revenues and profit are relatively low.

Siemens, Ericsson, Alcatel, Nortel and Lucent, whose range of activities includes this sector, are traded at sales multipliers of 0.7-1.5. This indicates a value of $232-$495 million for Inovia.

Inovia's field of activity is one of the only areas in the communication sector for which growth is foreseen in 2002. However, the company expects sales to drop in 2002. There are many players in this field, and the profit margin is low, so that the division's relatively small market share will make it difficult to leverage economies of scale. We, therefore, estimate Inovia's EV to be $165-$250 million, reflecting a sales multiplier of 0.5-0.75 for sales in 2001.

Analysts' valuations:

Analyst	Date	Value ($ M)	Methodology
Lehman Brothers	March 1, 2002	499	Multiplier of 1.5 on actual sales 2001
UBS Warburg	February 12, 2002	160	Multiplier of 0.5 on projected sales 2002
CIBC Oppenheimer	February 13, 2002	150	-

c. Enavis Networks

Enavis Networks develops flexible solutions for managing bandwidth with digital cross-connect systems. This enables the use of different protocols and technologies. The company's flagship solution, T::DAX, simplifies the connection of different communication platforms from different vendors (transfer from SONET to SDH and vise versa, for example), which is most helpful for global communication networks.

Development of a future product, T::CORE - an intelligent optical switch, is now in advanced stages. Sales are to begin in the second half of 2003. The potential market for this product is estimated at billions of dollars per year. The only existing competing technology is from Ciena, which may have the advantage of time-to-market, but it is inferior in quality to the T::CORE.

Financial Results (excluding one-time items)

	Q4/01	Q3/01	Q2/01	Q1/01	**2001**	**2000**	**1999**
	In $ millions				In $ millions		
Revenues*	**17**	**17**	**30**	**37**	**102**	**152**	**118**
Revenues change rate	2%	(44%)	(17%)		(33%)	29%	
Gross profit	7	7	**15	**16	44	77	**68
Gross profit margin	***41%***	***44%***	****50%**	****44%**	***43%***	***51%***	*****58%***
Operating expenses	(11)	(11)	**(14)	**(16)	(54)	(60)	**(46)
Operating profit (loss)	**(4)**	**(4)**	**1**	**-**	**(10)**	**17**	**22**
Operating profit (loss) margin	***(21%)***	***(26%)***	***2%***	-	***(10%)***	***11%***	***19%***

* Revenues generated in 2000 and onward comply with SAB 101.

** Gross profit and operating expenses for Q1/01 and Q2/01 and for the years 1998-1999 are based on an older system, by which revenues to the Chief Scientist were seen as part of the selling and marketing expenses rather than as part of the cost of sales, as recently instructed by the SEC.

The transmission division, was hit hard by the market slowdown and by the collapse of major clients. (Concert, a big client that generated $3 million in revenues for Enavis in Q3/01, was terminated because of the recession in the communication sector.) Consequently, Enavis' sales in the following quarters fell 44% to $17 million per quarter. The company has implemented a streamlining scheme, and is practically balanced.

The company does not project any growth in revenues in the first quarters of 2002. However, at this level, the company is expected to be balanced.

Enavis' Valuation

Due to the drop in the company's revenues and the upcoming launch of its new flagship product (T::CORE), the company may soon need financing to maintain operations.

Because of the downturn in the company's activity, the results posted in the last four quarters cannot be relied on for the company's valuation. We, therefore, assumed revenues of $68 million a year ($17 million per quarter) and a gross profit margin of 40% - around $27 million, a similar figure to the actual results posted in Q4/01.

Competition includes the giants Alcatel, Nortel and Tellabs, which are traded at sales multipliers of 0.8-1.7 and at gross profit multipliers of

3.2-5.6. Lucent, which is also active in this field, is traded at a similar sales multiplier (0.9).

Based on a sales multiplier of 0.75-1.0 and a gross profit multiplier of 3, we estimated the division's EV at **$51-$81 million**. This valuation incorporates the potential represented by T::CORE, which is now in advanced stages of development.

Analysts' valuations:

Analyst	Date	Value ($ M)	Methodology
Lehman Brothers	March 1, 2002	102	Multiplier of 1 for actual sales 2001
UBS Warburg	February 12, 2002	37	Multiplier of 0.3 for projected sales 2002
CIBC Oppenheimer	February 13, 2002	70	Multiplier of 1 for projected sales 2002

d. InnoWave

InnoWave ECI Wireless Systems develops fixed wireless broadband and narrowband data and telephone systems, as an alternative to point-to-point networks. The company has two product lines: Narrowband wireless local loop (WLL) solutions for the SOHO market, and 51 and 155 mbph point-to-point channels of different frequencies. This product line has been terminated.

WLL is a niche market estimated at less than $1 billion a year, with InnoWave controlling a 15% market share. The sector was hit hard by the crisis in the communication market, and particularly by the collapse of CLECs. The crisis led all the big companies (Lucent, Nortel, Alcatel, Siemens, Ericsson, Motorola) to leave the market.

In May 2000 ECI and its subsidiary, InnoWave, signed an agreement with GVT from Brazil for the sale of MultyGain Wireless Systems[12] (hereinafter: **MGW**), which enables the delivery of advanced data and Internet services. As part of the transaction, ECI offered GVT long-term financing of up to $165 million (according to the rate of deployment). The debt is to be repaid in 16 installments within four years of the end of the third year of the contract (Loan's interest rate: LIBOR + 6.5%). The outstanding debt as of December 31, 2001 is $112 million.

Since the GVT project accounts for about half of InnoWave's operations, in 2001 the company needed $60 million in financing in order to carry out this agreement. Under the contract, deployment is to be completed in the first half of 2003. As of March 2002, GVT has connected about 250,000 subscribers, mainly with wireless technology. The focus is now shifting to point-to-point deployment. The GVT project appears to be in compliance with the business plan

[12] Point-to-multipoint fixed wireless access systems.

and with the progress rate specified for the deployment of infrastructure.

In addition, the division has started to supply MGW systems to other developing regions: Poland, Botswana, Trinidad, Argentina and others.

Financial Results (excluding one-time items)

	Q4/01	Q3/01	Q2/01	Q1/01	2001	2000	1999
	In $ millions				In $ millions		
Revenues*	23	31	35	35	123	111	96
Revenues change rate	(27%)	(10%)	(2%)		11%	16%	
Gross profit	7	12	**14	**12	42	46	**54
Gross profit margin	**32%**	**38%**	****42%**	****33%**	**34%**	**42%**	****56%**
Operating expenses	(10)	(14)	**(14)	**(14)	(53)	(52)	**(41)
Operating profit (loss)	**(3)**	**(2)**	**-**	**2**	**(11)**	**(6)**	**13**
Operating profit (loss) margin	(13%)	(1%)	(1%)	(5%)	(9%)	(5%)	14%

* Revenues generated in 2000 and onward comply with SAB 101.

** Gross profit and operating expenses for Q1/01 and Q2/01 and for the years 1998-1999 are based on an older system, by which revenues to the Chief Scientist were seen as part of the selling and marketing expenses rather than as part of the cost of sales, as recently instructed by the SEC.

The division did not meet the $130 million revenues projection for 2001. In the last quarter, gross profit fell from 38% to 32%. The gross profit margin in 2001 was 34%, compared to 42% in 2000. Thanks to cost cuts, in Q4/01 the company managed to maintain the operating loss at a similar level to that in the previous quarter. As part of ECI's streamlining process, InnoWave's operations in the U.S. have been terminated.

The company projects sales in 2002 to be lower than in 2001, and to remain at around the same levels that were posted for Q4/01, mainly due to the upcoming conclusion of the GVT agreement. Concurrently, eMGW sales are expected to account for a growing portion of revenues.

InnoWave's Valuation

For the purposes of this valuation, we examined the sales multipliers and the gross profit multipliers of several companies in the sector:

(1) Companies that post low revenues of a few dozen of $ millions a year (companies such as Alvarion – the BreezeCom/Floware merger, Netro, Ceragon and Airspan.) The market cap of some of these companies is lower than their net financial assets, so

that the enterprise value of these companies is either negative of negligible.

(2) Medium-size companies with annual revenues of hundreds of millions. (Including P-Com, with revenues of $104 million, and DMC Startex, with revenues of $293 million.)

The multipliers of these companies demarcate a wide range for InnoWave's valuation:

- P-Com: A sales multiplier of 0.3 (the company posted a gross loss). The value derived for InnoWave is $42 million.
- DMC Startex: A sales multiplier of 1.4 (this company also posted a gross loss). The value derived for InnoWave is $168 million.

This division, whose sales are expected to fall drastically in 2002 to about $80-$90 million per year, is located between the small and medium-size companies. Taking into account InnoWave's high exposure to the GVT project, and to the global telecom crisis, we estimated the value of this division to be near the lower sales forecast ($80 million a year). The valuation is based, however, on a sales multiplier of 0.4-0.5 (the range seen for medium-size companies), we estimate its EV at **$32-$40 million**.

Analysts' valuations:

Analyst	Date	Value ($ M)	Methodology
Lehman Brothers	March 1, 2002	185	Multiplier of 1.5 for actual sales 2001
UBS Warburg	February 12, 2002	23	Multiplier of 0.3 for projected sales 2002
CIBC Oppenheimer	February 13, 2002	20	-

Since GVT's debt is outside of the norm, we added the outstanding debt to the value of this division. For this purpose, we used the value of the debt as posted in the books ($112 million), minus 25% to reflect the normative long-term debt that is factored into the division's operating value and the financial risk inherent to debt collection.

e. NGTS

This division operates in two main sectors:

(1) Digital Circuit Multiplication Equipment (DCME)

DCME is used to increase the capacity of digital satellite channels and optic fiber cables by using the "dead time" in the conversation (about 60% of any conversation). DCME is used for the transmission of data, fax and voice. ECI controls about 75% of this market. DCME revenues account for more than half of the division's sales.

The DCME market is on the decline although in the medium range, 2003-2004, DCME products are expected to continue generating dozens of millions.

Since ECI controls the market, the product is relatively high-profit (70%-80% gross profit). However, the company forecasts that the slow decrease in sales in this sector will continue.

(2) NGTS – Next Generation Telephony Solutions

The company develops and produces carrier-grade VoIP solutions, with which telephony over IP can be offered at the same quality and capacity as in traditional telephone networks, but at a lower cost.

The company specializes mainly in media gateways and trunking gateways with which IP networks are connected to traditional telephone networks. Product sales in 2000 totaled $21 million, compared to $4 million in 1999 (data for 2001 has not been published.)

There are many players in this field, including communication giants: Syndeo, Iperia, SONUS, Clarent, IpVersel, IPCell, Netspeak, TTI, Xybridge, Broadsoft, Cisco, 3COM, Nortel, Lucent and Unisphere.

Sales in 2001 were slower than projected. In Q4/01 the company launched its I-Gate4000.

In Q2/01 NGTS cut its payroll by 130, and redefined its core activities: DCME, IP services and cellular solutions.

Financial Results (excluding one-time items)

	Q4/01	Q3/01	Q2/01	Q1/01	2001	2000	1999	1998
	In $ millions				In $ millions			
Revenues*	**20**	**24**	**22**	**18**	**83**	**159**	**306**	**343**
Revenues Change rate	*(17%)*	*10%*	*19%*		*(48%)*	*(48%)*	*(11%)*	
Gross profit	14	**17**	****14**	****10**	55	105	**237	**268
Gross profit margin	***71%***	***70%***	*****66%***	*****52%***	***66%***	*66%*	***77%*	***78%*
Operating expenses	(13)	(15)	**(15)	**(16)	(59)	(84)	**(78)	**(62)
Operating profit (loss)	**1**	**2**	**(1)**	**(6)**	**(4)**	**21**	**159**	**206**
Operating profit (loss) margin	*8%*	*10%*	*(6%)*	*(31%)*	*(4%)*	*(13%)*	*(52%)*	*(60%)*

* Revenues generated in 2000 and onward comply with SAB 101.

** Gross profit and operating expenses for Q1/01 and Q2/01 and for the years 1998-1999 are based on an older system, by which revenues to the Chief Scientist were seen as part of the selling and marketing expenses rather than as part of the cost of sales, as recently instructed by the SEC.

Most of the drop in revenues in Q4/01 compared to previous quarters is in DCME products.

In recent quarters, the company managed to regain high profit levels of 70% - a similar to that in the first quarters of 2000, after quarterly profitability had fallen to 45%-50% in Q4/00 and Q1/01.

An improvement is seen in the division's operating expenses, which in 2001 totaled $59 million (about $13 million in Q4/01), compared to $84 million in 2000 (a 30% cut). Most of the cut was secured thanks to cuts in the company's cost of sales and R&D cost.

Revenues in 2002 are projected to reach $65 million, about 20% less than in 2001. Most of the reduction in sales is expected in DCME, and will, to an extent, be offset by increasing sales of VoIP products.

NGTS' Valuation

In view of the unclear prospects of the company's next generation of products, we estimate NGTS' EV to be $50 million, reflecting a 0.6 multiplier for the company's sales in Q4/01 (about $20 million) in annual terms. This value is an approximation of the capitalized profit expected on the sales of DCME until the product falls out of demand.

Analysts' valuations:

Analyst	Date	Value ($ M)	Methodology
Lehman Brothers	March 1, 2002	61	Multiplier of 0.5-2 for actual sales 2001
UBS Warburg	February 12, 2002	19	Multiplier of 0.3 for projected sales 2002
CIBC Oppenheimer	February 13, 2002	10	Token value

f. ECtel

ECtel's core business is the development and marketing of solutions for fraud-detection. In October 1999 ECtel completed an IPO on the Nasdaq, which reduced ECI's share in ECtel to about 75% and gave it capital gains of some $30 million. ECtel's equity as of December 31, 2001, totaled $97.7 million. The average market cap for the month ending February 22, 2001, was $268 million ($15.2 per share).

Market cap and average volume of ECtel were as follows:

	Average Share price ($)	Market cap ($ Millions)	Average daily volume (Thousands of shares)
Week ended March 15, 2002	14.6	256	116
Month ended March 15, 2002	14.6	256	159
3 months ended March 15, 2002	16.3	285	215
6 months ended March 15, 2002	15.3	268	181
9 months ended March 15, 2002	14.4	253	135
Year ended March 15, 2002	14.3	250	111

ECtel's share price in the month ended March 15, 2002, reflects a market cap of $256 million. Share price has been relatively stable over the past year. In February 2002 ECI sold about 9% of its holding in ECtel to institutional investors at $14 a share, about 6% below it's market price. Based on the transaction price of $14 per share, and on a price of $15 per share for the rest of the stocks (reflecting the value of the controlling interest), ECI's stake in ECtel (12,062,500 shares, comprising 68% of ECtel's share capital on the balance sheet day) was valued at $179 million.

g. ECI's independent activities

This category includes various activities of ECI that were not reassigned to any of the five main divisions. These activities include production for the subsidiaries, Integrated Network Solutions (see herewith) and other operations.

In August 2001, Business Systems Division and its assets and liabilities were sold for $12.4 million in cash and notes to Tadiran Business Systems Ltd. This unit had generated $80 million in revenues in 2000, and $14 million in Q3/01.

Financial Results

ECI's consolidated results, excluding Business Systems and excluding one-time items, are as follows:

	Q4/01	Q3/01	2001	2000
	In $ millions			
Revenues	3.4	24.4	58	83.5
Gross profit	-	***5.3***	***11.4***	***18.3***
Gross profit margin	**0%**	**21.7%**	**19.5%**	**21.9%**
Operating expenses	(4.5)	(7.3)	(20.3)	(31.0)
Operating profit (loss)	**(4.5)**	**(2.0)**	**(0.8)**	**(12.7)**
Operating profit (loss) margin	***(132.3%)***	***(8.1%)***	***(1.4%)***	***(15.1%)***

The data indicates that revenues on those activities that were not de-merged fell sharply (30%) in 2001 compared to 2000. The Company was nevertheless able to decrease operating losses by cutting operating expenses.

One of the operations that were not consigned to the subsidiaries is Integrated Network Solutions, INS, which specializes in Turn-Key solutions for integrated networks. In October 2000 ECI reported that it had been chosen by ntl Telecommunications of Australia to be the prime contractor and overall project manager for the initial rollout of ntl's Australian digital distribution and telecommunications network. The contract value was AUS $140 million, or about US $74 million. ECI Telecom was chosen to provide a full turnkey solution including video distribution equipment, ATM switches, SDH radio systems and infrastructure equipment.

ECI has also invested in start-up companies (the invested amounts were insignificant compared to the Company's total activities).

Valuation

For the purpose of this valuation, we estimated these operations to be worth $10 million.

h. Net financial liabilities and other investments

The net value of ECI's financial liabilities (after deduction of ECtel's surplus of net financial assets) should be subtracted from the aggregate value of the individually assessed operations, as follows:

Net financial liabilities (surplus of consolidated balance sheet, excluding ECtel's surplus):	$ Millions
Cash and cash equivalents	186
Short-term investments	7
Deferred tax	23
Investment in affiliates and other companies (according to the value specified in ECI's books)*	37
Short-term bank loans	(120)
Long-term bank loans and other long-term liabilities	(211)
Liability for employee severance benefits - net	(27)
Net financial liabilities as of December 31, 2001	(105)
Private placement	50
Surplus of net financial liabilities after private placement (pro forma)	(55)

* Including a $27 million investment in convertible bonds of the parent company of GVT Brazil (a client with which ECI has a long-term financing agreement as described above). The bonds yield 5% annual interest, and mature on November 30, 2003.

i. Administrative costs and restructuring margin

ECI has started to de-merge into five companies, but decided in 2001 not to complete the move. In addition, in 2001 the Company introduced a substantial streamlining program, which included cutting the team, terminating losing operations and selling others. As mentioned above, in view of the intense competition with communication giants in different markets that have all been shrinking, the de-merger was liable to position ECI as a collection of relatively-small specialized companies that must compete in many geographically disparate markets without a leading product. In effect, the discontinuation of the de-merger has reduced this risk. For the purpose of ECI's valuation we have, nevertheless, reduced the Company's asset value by 10%, to reflect administrative costs and the specific threat represented by the comprehensive restructuring process that has already started but has not yet been completed.

Appendix: Analysts' valuations of ECI

The table below provides analysts' valuations for ECI that were published recently. These valuations are provided as further information only, and were not used in our valuation.

a. Share price valuation

Date	Analyst	Market price of share on valuation day	Analyst's target price	Recommendation
July 13, 2001	Piper Jaffray	$4.19	$5	Hold
August 9, 2001	Oscar Gruss	$4.85	$6	Add
August 14, 2001	Goldman Sachs	$4.58	--	Market outperformer
August 21, 2001	Piper Jaffray	$4.52	--	Add
October 7, 2001	Oscar Gruss	$2.04	--	Hold
Nov. 1, 2001	Piper Jaffray	$2.64	--	Neutral, aggressive
Nov. 2, 2001	Lehman Brothers	$2.81	$10	Strong buy
Feb. 11, 2002	Lehman Brothers	$3.81	$10	Strong buy
Feb. 12, 2002	Oscar Gruss	$3.79	$5	Reiterate long-term buy
Feb. 12, 2002	UBS Warburg	$3.79	$5.5	Buy
Feb. 12, 2002	Piper Jaffray	$3.79	--	Market perform
Feb. 12, 2002	Goldman Sachs	$3.79	--	Market outperformer
Feb. 13, 2002	CIBC	$3.95	$5.2	Hold

b. Sales forecast for 2002 ($ millions)

	2001 actual	Lehman Bros.	UBS Warburg	Oscar Gruss	USBancorp	Goldman Sachs
Lightscape	**210**	215	204		199	197
Inovia	**332**	315	320		298	317
Enavis	**102**	75	74		70	71
(InnoWave)	**123**	88	77		87	88
NGTS (including DCME)	**83**	70	62		59	67
Ectel	**81**	83	97		101	
Other	**84**	14	--		8	
Total	**1,015**	**860**	**834**	**826**	**820**	**855**